Ecopetrol enters into loan agreement for COP$1.84 trillion with Colombian Banks

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that it has closed a liability management transaction and a loan agreement, for COP$1.84 trillion, with seven Colombian banks. The terms and conditions are the following:

•	Principal Amount: COP$1.84 trillion
•	Interest Rate: DTF*+2.5 (anticipated quarterly rate)
•	Maturity: twelve years with a three-year grace period
•	No guarantees
•	Use of the proceeds:

o	COP$1.55 trillion: Liability management to repay in full an outstanding loan extended by Colombian banks in 2009.

o	COP$0.284 trillion: New funds for Ecopetrol S.A.’s investment plan and general corporate expenditures of 2013.

•	Lenders: Banco de Bogotá S.A and Banco BBVA Colombia S.A, as leading banks; and Banco de Occidente S.A, Banco Popular S.A, Banco Comercial AV Villas S.A, Banco Agrario de Colombia S.A and Helm Bank S.A.

The terms and conditions governing this new credit are better than those of the 2009 loan, in that: (i) the interest rate is lower, from DTF+4 (anticipated quarterly rate) to DTF + 2.5 (anticipated quarterly rate); (ii) the maturity date increases the repayment period from seven to twelve years; and (iii) does not require guarantees.

* Benchmark rate for fixed-term deposits in Colombia.

Bogota, May 28, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

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This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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